Exhibit 4.104

THIS LETTER is made on 12 March 2014 among the parties whose names appear on the execution pages hereto (the “Parties”).

Reference is made to the agreement entered into among the Parties on 31 January 2014 with respect to their interests in the Company (the “Agreement”). Unless otherwise defined, capitalized terms used herein shall have the same meanings as set out in the Agreement.

The Parties hereby agree that in order to confirm and better reflect their mutual understanding that the put right set out in Clause 6.2 of the Agreement only be exercisable in circumstances that would render a Qualified IPO incapable of being consummated, the Agreement be amended by way of deletion of Clause 6.2 thereof and the inclusion of the following amended and restated Clause 6.2:

6.2	Put right

6.2.1	Each Investor may require the Founders and the FounderCos to jointly and severally purchase all or part of the Series A Preferred Shares then outstanding and held by it in accordance with this Clause 6.2 by giving written notice ("Put Notice") to the Company specifying the number of Series A Preferred Shares to be purchased ("Put Shares") and the purchase date ("Put Date") on which such Series A Preferred Shares are to be purchased, being a date that is at least sixty (60) days following the date of such written notice. The applicable aggregate put amount pursuant to Clause 6.2.2 below shall be referred to as the "Put Amount".

6.2.2	In the event of the occurrence of (a) a Qualified IPO does not occur on or before the date which is twenty four (24) months after the Completion Date, or (b) any of the following events that would, in the reasonable opinion of the Investors after having consulted with their respective professional advisers, render a Qualified IPO incapable of being consummated within twenty four (24) months after the Completion Date: (i) the Company or the Founders fail to duly observe or perform any of the covenants or agreements on the part of the Company or the Founders, as the case may be, under Clauses 2 to 10 of this Agreement or Schedule 8 of the Subscription Agreement in any material respect, and such failure continues for a period of thirty (30) days after the date on which written notice of such failure, requiring the Company or the Founders, as the case may be, to remedy the same, shall have been given to the Company by any holder of the Series A Preferred Shares; (ii) the WFOE, the VIE Entity or its shareholders fail to duly observe or perform any of the covenants or agreements under the VIE Agreements, and such failure continues for a period of thirty (30) days after the date on which written notice of such failure, requiring the WFOE, VIE Entity or its shareholders to remedy the same, shall have been given to the Company by any holder of the Series A Preferred Shares; or (iii) the resignation or dismissal of the Key Managers （Mr. Eric Yang (杨庆) and Mr. Frank Ng (伍国樑)） from the Company, each Investor shall have the right (but not the obligation) to require the Founders and the FounderCos to jointly and severally to purchase all or part of the Series A Preferred Shares then outstanding and held by it, at a price per Series A Preferred Share equal to the aggregate of: the Subscription Price Per Share paid by such Investor plus an amount that would provide the holders of the Series A Preferred Shares with an internal rate of return of 12% per annum on each such Series A Preferred Share in respect of the Subscription Price Per Share calculated from the Completion Date up to and including the Put Date in respect of each such Series A Preferred Share.

6.2.3	The put right provided for under Clause 6.2.2 shall be exercisable at any time prior to the third (3rd) anniversary of the Completion Date ("Expiration Date") and shall expire if the Founders and FounderCos have not been served the Put Notice before the Expiration Date provided that (i) in the event of the occurrence of the circumstances set out in Clause 6.2.2(a), the put right shall be exercisable only after the second (2nd) anniversary of the Completion Date and (ii) in the event of the occurrence of the circumstances set out in Clause 6.2.2(b) the put right shall be exercisable at any time before the second (2nd) anniversary of the Completion Date.

6.2.4	The Investors shall have the right to require the Founders and the FounderCos, jointly and severally, to purchase from the Investors all of the Put Shares for the Put Amount on or before the Put Date. An annual default interest rate of 12% shall apply to the unpaid Put Amount due on the Put Date.

6.2.5	The put right provided for under this Clause 6.2 shall be secured by a pledge of the Ordinary Shares held by the Controlling Shareholders pursuant to the Share Charge.

Save for the foregoing, all other terms and conditions of the Agreement shall remain in full force and effect.

Furthermore, solely as and between the Company and the Investors, the Company and the Investors hereby confirm their mutual intention and understanding that the provisions of clause 4.7.1 of Schedule 8 to the subscription agreement dated 31 January 2014 and of article 4.7.1 of Exhibit A to the Articles of Association are only intended to serve as general protection provisions for the Investors and such provisions shall only apply if any Additional Shares (as defined therein) are issued at a value that is below their market value as measured by an independent professional valuer (the appointment of which is subject to the consent of the Investors) and determined in accordance with International Financial Reporting Standards, including International Accounting Standard 39.

The Parties agree that the terms of this letter shall be effective as of 31 January 2014.

This letter shall be governed by the laws of Hong Kong and any disputes arising hereunder shall be resolved in accordance with Clause 18 of the Agreement.

EXECUTED by the parties on the date first written above:

Sonic Force Limited

/s/ Liu Jiang

Name: Liu Jiang

Title: Director

Blink Milestones Limited

/s/ Liu Jiang

Name: Liu Jiang

Title: Director

Liu Jiang

/s/ Liu Jiang

Elite Vessels Limited

/s/ Zhang Rongming

Name: Zhang Rongming

Title: Director

Zhang Rongming

/s/ Zhang Rongming

Proper Macrocosm Limited

/s/Shen Dongri

Name: Shen Dongri

Title: Director

Shen Dongri

/s/ Shen Dongri

Iconic Ocean Limited

/s/ Bao Yueqiao

Name: Bao Yueqiao

Title: Director

Bao Yueqiao

/s/ Bao Yueqiao

Golden Liberator Limited

/s/ Long Qi

Name: Long Qi

Title: Director

Long Qi

/s/ Long Qi

Celestial Radiant Limited

/s/ Wu Lan

Name: Wu Lan

Title: Director

Wu Lan

/s/ Wu Lan

Ourgame International Holdings Limited

/s/ Yang Eric Qing

Name: Yang Eric Qing

Title: Director

Beijing Lianzhong Garden Network Technology Co., Ltd.

/s/ Ng Kwok Leung

Name: Ng Kwok Leung

Title: Director

北京联众互动网络股份有限公司

/s/ Li Jin

Name: Li Jin

Title: Legal Representative

北京联众家园网络技术有限责任公司

/s/ Ng Kwok Leung

Name: Ng Kwok Leung

Title: Legal Representative

CMC ACE HOLDINGS LIMITED

/s/ Li Huaiyu

Name: Li Huaiyu

Title: Director

KONGZHONG CORPORATION

(Seal)

Name:

Title: